FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2009

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

3 Abba Eban Blvd., Herzliya, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of November. 2009 and incorporated by reference herein is the Registrant's immediate report dated November 18th, .., 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated:

November 18th, 2009

FOR IMMEDIATE RELEASE

Formula Systems Reports Third Quarter Results

NET INCOME INCREASED BY 37% OVER SAME PERIOD LAST YEAR TO REACH  $3.9 MILLION

Herzliya, Israel – November 18, 2009 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today its results for the nine months period and third quarter of 2009.

Highlights:

Revenues for the third quarter totaled $117.8 million (Q3.08:  $127.8 million)

Revenues for the nine months period ending 30 September 2009 totaled $345.7 million (nine months period of 2008:  $373.5 million).

The vast majority of Formula’s revenues are generated in NIS. Hence, the decline is mostly attributed to the negative impact of the NIS vs. US Dollar devaluation.

Operating income in the third quarter reached $9.6 million (Q3.08:  $9.8 million)

Operating income in the nine months period ending 30 September 2009 was $25.9 million (nine months period of 2008:  $24.7 million).

Net income attributable to Formula in the third quarter reached $3.9 million, an increase of 37% compared to the third quarter of 2008.

Net income attributable to Formula in the nine months period ending 30 September 2009 was $11.1 million, an increase of 9% compared to the same period of 2008.

Formula’s consolidated cash and short term investments totaled approximately $143.6 million as at 30 September, 2009.

Following the reported period, Formula announced that on 22 October 2009 it completed the sale of its entire stake in nextSource Inc. for a total consideration of $12 million, comprised of cash and release of bank pledges. Formula expects to record capital gain from this transaction of approximately $4 million in the fourth quarter of 2009.

Guy Bernstein, CEO, Formula, commented: "We are pleased to report an improvement in our profitability despite the challenges in the global economy.

All our subsidiaries continued to generate positive operating and net profits, an impressive achievement considering the world wide recession. We believe that we are positioned well to seize interesting M&A opportunities, compatible with our strategy and current portfolio of companies. "

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Nir Feller, Formula Systems (1985) Ltd.

+972-9-959-8800

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	September 30, 2009 (Unaudited)	December 31, 2008 (Audited)
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	88,525	107,847
Short-term investments	55,040	46,158
Trade receivables	122,374	136,353
Other accounts receivable	23,133	15,425
Inventories	2,417	2,772
Total assets attributed to discontinued operations…………………………....	22,170	27,614
	313,659	336,169

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	15,953	15,844
Investments in affiliates	3,602	3,694

	19,555	19,538

SEVERANCE PAY FUND	41,801	38,105

FIXED ASSETS, NET	13,412	15,009

OTHER ASSETS, NET	186,947	187,801

	575,374	596,622

CURRENT LIABILITIES:
Liabilities to banks and others	10,542	8,481
Trade payables	36,914	39,475
Other accounts payable	83,351	75,252
Dividend payable…………………………………………………………………	-	29,964
Liability in respect of the acquisition of subsidiaries	210	6,954
Debentures	4,843	5,157
Total liabilities attributed to discontinued operations…………………………....	18,884	24,903
	154,744	190,186

LONG-TERM LIABILITIES:
Debentures	58,710	56,004
Deferred taxes	2,762	4,502
Customer advances	1,055	1,093
Liabilities to banks and others	10,176	16,640
Liability in respect of the acquisition of activity	1,085	1,010
Accrued severance pay	53,578	49,817

	127,366	129,066

SHAREHOLDERS’ EQUITY	293,264	277,370

	575,374	596,622

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	345,677	373,463	117,793	127,840
Cost of revenues	258,284	273,272	87,519	93,597

Gross profit	87,393	100,191	30,274	34,243
Research and development costs, net	3,382	4,484	1,189	1,646
Selling, general and administrative expenses	58,128	70,992	19,477	22,828

Operating income	25,883	24,715	9,608	9,769
Financial income (expenses), net	1,173	(5,186)	(883)	(4,696)

	27,056	19,529	8,725	5,073
Gain (loss) on realization of investments	16	(404)	12	(112)
Other income (expenses), net	(77)	(331)	(134)	90

Income before taxes on income	26,995	18,794	8,603	5,051
Taxes on income	6,146	1,500	1,250	433

	20,849	17,294	7,353	4,618
Share in (losses) gains of associated companies, net	(130)	(296)	(129)	94
Net Income	20,719	16,998	7,224	4,712
Attributable to non-controlling interest	10,243	8,022	3,546	2,538

Net income attributable to Formula from continuing operation	10,476	8,976	3,678	2,174
Net income from discontinued continuing operation	594	1,185	254	705
Net income attributable to Formula	11,070	10,161	3,932	2,879

Earnings per share generated from continued operation :
Basic	0.8	0.68	0.28	0.16

Diluted	0.77	0.67	0.27	0.16

Earnings per share generated from discontinuing operation :
Basic	0.05	0.09	0.02	0.06
Diluted	0.04	0.09	0.02	0.06

Weighted average number of shares outstanding:
Basic	13,200	13,200	13,200	13,200

Diluted	13,596	13,200	13,596	13,200
	______	______	______	______